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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                            Equitable Resources, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    294549100
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                                 (CUSIP Number)


                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 294549100                    13G                     Page 2 of 4 Pages


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1.      Names of Reporting Persons
        I.R.S. Identification No. of Above Persons (Entities Only)

        George P. Sakellaris
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2.      Check the Appropriate Box if a Member of a Group*              (a)[ ]
                                                                       (b)[ ]
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3.      SEC Use Only

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4.      Citizenship or Place of Organization

        United States of America
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                5.    Sole Voting Power
                                                      3,028,896
  Number of     ----------------------------------------------------------------
    Shares      6.    Shared Voting Power
 Beneficially                                           160,000
   Owned By     ----------------------------------------------------------------
     Each       7.    Sole Dispositive Power
  Reporting                                           3,028,896
 Person With    ----------------------------------------------------------------
                8.    Shared Dispositive Power
                                                        160,000
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9.      Aggregate Amount Beneficially owned by each Reporting Person

        3,188,896
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10.     Check Box if the Aggregate Amount of Row (9) Excludes                [ ]
        Certain Shares*

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11.     Percent of Class Represented by Amount in Row 9

        5.2%
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12.     Type of Reporting Person*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 294549100                   13G                      Page 3 of 4 Pages


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends his Schedule 13G dated December 16, 2003 (the "Schedule 13G"), relating to the Common Stock, no par value, of Equitable Resources, Inc.

Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:3,188,896

                  Consists of the following: (a) 3,028,896 shares of Common Stock held by Mr. Sakellaris; (b) 120,000 shares of Common Stock held by Arthur P. Sakellaris, which shares may be deemed to be beneficially owned by George P. Sakellaris, and (c) 40,000 shares of Common Stock held in a trust established by Mr. Sakellaris for the benefit of, among others, his children, which shares may be deemed to be beneficially owned by Mr. Sakellaris.

         (b) Percent of class: 5.2% (based on 61,447,967 shares of Common Stock outstanding at October 31, 2004, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004).

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 3,028,896

                  (ii)     Shared power to vote or to direct the vote: 160,000

                  (iii) Sole power to dispose or to direct the disposition of: 3,028,896

                  (iv) Shared power to dispose or to direct the disposition of: 160,000

ITEM 10. CERTIFICATIONS.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 294549100                    13G                     Page 4 of 4 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 23, 2005
                                            ----------------------------
                                                       (Date)

                                            /s/ George P. Sakellaris
                                            ----------------------------
                                                     (Signature)


                                                George P. Sakellaris
                                            ----------------------------
                                                     (Name/Title)